UNITED STATES
                                        Securities and Exchange Commission
                                              Washington, D. C. 20549

                                                   Schedule 13G
                                     Under the Securities Exchange Act of 1934
                                                 (Amendment No. _)

                                                 ACURA PHARMACEUTICALS INC.
                                                  Common Stock
                                              CUSIP Number 00509L109


Date of Event Which Requires Filing of this Statement:     April 30, 2005

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

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         1)     Name of reporting person:
                CI Mutual Funds Inc.
		CI Place, 151 Yonge Street, Eleventh Floor
		Toronto, Ontario, M5C 2W7

         2)     Check the appropriate box if a member of a group:
                  a)     x
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Toronto, Ontario, Canada

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          8,882,030
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:     8,882,030
         8)     Shared dispositive power:   - 0 -

         9)    Aggregate amount beneficially owned by each reporting person:
                  8,882,030


         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)  Percent of class represented by amount in row (9):
                  28.53%

         12)  Type of reporting person:
                  IA, CO

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         Item 1a)     Name of issuer:
                           Acura Pharmaceuticals Inc.

         Item 1b)     Address of issuer's principal executive offices:
			   616 North Court
			   Suite 120
			   Palatine, IL 60067



         Item 2a)    Name of person filing:
               	      CI Mutual Funds Inc.

         Item 2b)    Address of  principal business office:
                           CI Place
			   Eleventh Floor
			   151 Yonge Street
			   Toronto, On
			   M5C 2W7
                           Canada

         Item 2c)    Citizenship:
                      Ontario, Canada corporation


         Item 2d)    Title of class of securities:
			Common Stock(including assumed conversion of all Preferred A shares held)


         Item 2e)    CUSIP No. 00509L109

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a :
         (a)[   ] Broker or dealer under Section 15 of the Act.
         (b)[   ] Bank as defined in Section 3(a)(6) of the Act.
         (c)[   ] Insurance Company as defined in Section 3(a)(6) of the Act.
         (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
         (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[   ] Employee Benefit Plan, Pension Fund which is subject to
         ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
         (g)[   ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G)
         (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4)    Ownership:

         (a)     Amount beneficially owned:             8,882,030

         (b)     Percent of Class:  28.53%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    8,882,030
                  (ii)  shared power to vote or to direct the vote:
                                    -  0 -
                  (iii) sole power to dispose or to direct the disposition of:
                                    8,882,030
                  (iv)  shared power to dispose or to direct the disposition of:
                                    -  0 -

         Item 5)    Ownership of Five Percent or less of a class:
                           See item 10) below

         Item 6) Ownership of more than Five Percent on behalf of another person:
	                  n/a

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                           n/a

         Item 8)    Identification and classification of members of the group:
                        CI Mutual Funds Inc.

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

		  This statement on Schedule 13G relates to 8,882,030 shares of common
		  stock, $0.01 par value per share, of Acura Pharmaceuticals Inc.

		  The 8,882,030 shares beneficially owned on a assumed converted basis
		  are calculated as follows: (i) 697,700 common shares currently held
		  by CI Mutual Funds Inc. ("CI') (ii) 1,636,866 Series A Preferred shares
		  currently held by CI and assumed converted on a 5-for-1 basis into
		  8,184,330 common shares.


		  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                     Signature
                                                    -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date  May 13, 2005

         CI Mutual Funds Inc.
	 On behalf of the Investment Manager


         By___________________________________________
       		MICHAEL J. KILLEEN
                Senior Vice-President, General Counsel and Corporate Secretary